After approval by the board and shareholders of the acquired fund and approval by the board of the acquiring fund, on November 29, 2010, the net assets of Calvert Mid Cap Value Fund, a series of Calvert Impact Fund, Inc., merged into Calvert Capital Accumulation Fund, a series of Calvert World Values Fund, Inc.

The acquisition was accomplished by a tax-free exchange of the following shares:
Merged Portfolio	Shares	Acquiring Portfolio	Shares	Value
Mid Cap Value, Class A	1,893,904	Capital Accum., Class A	1,182,147	$32,646,286
Mid Cap Value, Class C	168,591	Capital Accum., Class C	115,716	$2,759,872
Mid Cap Value, Class I	453,854	Capital Accum., Class I	273,543	$8,070,394